EXHIBIT 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Pre-tax income (loss) before adjustment for non-controlling interests	$2,218,051	$(383,213)	$1,671,432	$294,172	$407,338
Loss attributable to non-controlling interests	3,083	2,265	816	(974)	198
Add: Fixed charges	120,225	108,913	61,822	65,339	74,414

Earnings	$2,341,359	$(272,035)	$1,734,070	$358,537	$481,950

Fixed charges:
Interest expense	$115,109	$103,600	$57,277	$61,151	$70,158
Portion of rental expense under operating leases deemed to be the equivalent of interest[1]	5,116	5,313	4,545	4,188	4,256

Total fixed charges	$120,225	$108,913	$61,822	$65,339	$74,414

Ratio of earnings to fixed charges	19.5	— [2]	28.0	5.5	6.5

[1]	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
[2]	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $380,948 to achieve a coverage of 1:1 in 2008.